Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JULY 14, 2011

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR JULY AT $0.20 PER SHARE

CALGARY, ALBERTA (July 14, 2011) - Baytex Energy Corp. (TSX, NYSE: BTE) announces that a cash dividend of $0.20 per common share in respect of July operations will be paid on August 15, 2011 to shareholders of record on July 29, 2011. The ex-dividend date is July 27, 2011. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.2087 per share assuming a foreign exchange rate of 1.0436 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $2.40 per share represents a cash-on-cash yield of approximately 4.6% based on the closing price of our common shares on the Toronto Stock Exchange on July 13, 2011 of $52.18.

Baytex has a Dividend Reinvestment Plan that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares.  For further information regarding the Dividend Reinvestment Plan, please visit our website at www.baytex.ab.ca or contact Valiant Trust Company at 1-866-313-1872.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca